Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

The Toro Company:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-59563, 333-11860, 333-100004, and 333-119504) on Form S-8 of The Toro Company, of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of The Toro Company Investment, Savings, and Employee Stock Ownership Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 26, 2012